Mail Stop 4561

February 20, 2009

S. Gopalakrishnan
Chief Executive Officer
Infosys Technologies Limited
Electronics City
Hosur Road, Bangalore
Karnataka, India 560 100

>   **Re: Infosys Technologies Limited**
>   **Form 6-K**
>   **Filed January 22, 2009**
>   **File No. 000-25383**

Dear Mr. Gopalakrishnan:

We have reviewed the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I - Financial Information

Item 4. Controls and Procedures

1.   You make the general statement in this section that disclosure controls and procedures can provide only reasonable assurance that their objectives are met. This statement is consistent with comment 7 of our letter dated May 29, 2008, relating to your Form 20-F for the fiscal year ended March 31, 2008, in which we asked that you consider putting into appropriate context the conclusions of your chief executive officer and chief financial officer that your disclosure controls and procedures were effective at the "reasonable assurance" level. However, the effectiveness conclusion in your Form 6-K is not given at the "reasonable assurance" level. Please confirm that in

future filings you will state your officers' conclusions at the "reasonable assurance" level, if you determine to retain the general disclosure regarding the assurance level of disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel